Trio Petroleum Corp.

5401 Business Park, Suite 115
Bakersfield, CA 93309

VIA EDGAR

December 6, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Liz Packebusch

Re: Trio Petroleum Corp.
Registration Statement on Form S-1
Filed November 3, 2023
File No. 333- 333-275313

Dear Ms. Packebusch:

Trio Petroleum Corp. (the “Company,” “we,” “us” or “our”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 30, 2023, regarding the Company’s Registration Statement on Form S-1 filed on November 3, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed November 3, 2023

Market Opportunity

Table 1: Estimated Undeveloped Reserves and Cash Flow, page 3

1)	Please revise to include cross-references to the cautionary language that prefaces “Table 1: Estimated Undeveloped Reserves and Cash Flow” as it also appears at page 56, as well as any related risk factors.

Response: In response to Staff’s comment, we have revised the disclosure on pages 5 and 57 of the prospectus included in the Registration Statement (the “Prospectus”), so that the disclosure is consistent in both places and to include cross-references to the applicable risk factors.

Executive and Director Compensation, page 66

2)	Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to Staff’s comment, we have revised the disclosure on pages 66, 67 and 73 of the Prospectus.

General

3)	We note that the issuance of common stock, with respect to the shares underlying the Note and the Warrants, is subject to shareholder approval. Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval such that you will have sufficient authorized shares to conduct the offering.

Response: In response to Staff’s comment, we respectfully submit that we will not request acceleration before stockholder approval is obtained.

4)	We note you are registering for resale 13,245,309 shares of common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are actually underwriters selling on your behalf. For guidance, please see Question 612.09 of the Division’s Securities Act Rules Compliance & Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of the Company’s common stock par value $0.0001 per share (the “Common Stock”) by L1 Capital Global Opportunities Master Fund Ltd. (“L1 Capital”) and Spartan Capital Securities LLC (“Spartan”, together with L1 Capital, the “Selling Stockholders”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to:

●	how long the selling shareholders have held the shares;
●	the circumstances under which they received them;
●	their relationship to the issuer;
●	the amount of shares involved;
●	whether the sellers are in the business of underwriting securities; and
●	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. Based on our review of these factors, the Company respectfully submits to the Staff that the Selling Stockholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of shares of Common Stock by the Selling Stockholders as contemplated by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Background

On October 4, 2023, the Company entered into a Securities Purchase Agreement with L1 Capital (the “Securities Purchase Agreement”), pursuant to which the Company issued to L1 Capital, in a private placement offering (the “Private Placement”) (i) a senior secured convertible promissory note convertible into shares of Common Stock (the “Note”) and (ii) a warrant exercisable for shares of Common Stock (the “Common Warrant”) for an aggregate purchase price of $1.86 million (less commitment fees and net of original issue discount of 7%). In connection with the Private Placement and pursuant to a Placement Agent Agreement, dated as of May 22, 2023 (the “Placement Agent Agreement”), entered into by the Company and Spartan, the Company also issued to Spartan a warrant to purchase shares Common Stock (the “Placement Agent Warrant” and collectively with the Common Warrant, the “Warrants”) as compensation for its services as placement agent in the Private Placement. The Company filed the Registration Statement to register for resale (i) up to 11,428,572 shares of Common Stock which L1 Capital may acquire upon the conversion of the Note, (ii) up to 1,733,404 shares of Common Stock which L1 Capital may acquire upon the exercise of the Common Warrant and (iii) up to 83,333 shares of Common stock which Spartan may acquire upon the exercise of the Placement Agent Warrant.

Factor 1: How Long the Selling Stockholders Have Held the Securities

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction.

This conclusion comports with longstanding custom and practice in the “PIPEs” marketplace, where investors require that a registration statement be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 60 to 90 days after closing). In this case, L1 Capital was provided with registration rights requiring the Company to file with the Commission no later than 30 days following the issuance of the Note and the Common Warrant a registration statement registering for resale (i) the 11,428,572 shares of Common Stock which L1 Capital may acquire upon the conversion of the Note and (ii) up to 1,733,404 shares of Common Stock which L1 Capital may acquire upon the exercise of the Common Warrant. The Company filed the Registration Statement within 30 days after the issuance of the Note and the Common Warrant. Additionally, the Company agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter.

The Placement Agent Warrant also provides Spartan with registration rights and the Company, therefore, also included the up to 83,333 shares of Common Stock which Spartan may acquire upon the exercise of the Placement Agent Warrant for resale in the Registration Statement. With regards to the issuance of the Placement Agent Warrant to Spartan, it is noted that the Placement Agent Warrant is not exercisable until 180 days after issuance (i.e. April 1, 2024), which, the Company believes, supports Spartan’s not having acquired the Placement Agent Warrant with an intent to distribute the underlying shares of Common Stock, but instead to hold the Placement Agent Warrant for a sufficient period of time before exercising and selling the underlying shares of Common Stock. ,

Factor 2: Circumstances Under Which the Securities Were Acquired

As described above, L1 Capital acquired the Note and Warrant in the Private Placement, pursuant to the terms and conditions of the Securities Purchase Agreement, which was negotiated at arm’s length by unaffiliated parties. The Note and Warrant were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. In the Securities Purchase Agreement the Selling Stockholder made extensive representations and warranties regarding its investment intent, including representations that it was either an “accredited investor” or a “qualified institutional buyer,” and that it was acquiring the shares of Common Stock for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. L1 Capital also represented that they understood that the shares of Common Stock would be subject to transfer restrictions if not registered or an exemption from registration is not available, and, as a result of such transfer restrictions, it may not be able to readily resell their shares of Common Stock and may be required to bear the financial risk of an investment in its shares of Common Stock.

The Placement Agent Warrant was issued to Spartan as part of the compensation paid to Spartan in connection with its having provided services as placement agent with respect to the Private Placement and represents less than 1% of the shares being registered for resale pursuant to the Registration Statement.

L1 Capital has been at market risk for its entire investment since the date of the issuance of the Note and the Common Warrant, and Spartan has been at market risk since the time of the issuance of the Placement Agent Warrant.

The Company is aware that a reader of the Registration Statement may equate the registration of the shares of Common Stock with a present intent to distribute these securities. However, the Company respectfully submits that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions. There are a number of reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That valuation does not depend on whether investors intend to dispose of their securities or to hold them for an indefinite period. In addition, investors are fiduciaries for their limited partners and other investors in the funds. As such, the investors have a common law duty to act prudently. Accordingly, the Company understands that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

The Company further notes that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no private placement transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption.

Factor 3: The Selling Stockholders’ Relationships to the Company

Except for the ownership of the Note and the Warrant, and the transactions described below, L1 Capital has not had any material relationship with the Company within the past three years.

On April 17, 2023, we entered into an underwriting agreement with Spartan, as representative of the underwriters, on a firm commitment basis, in connection with our initial public offering of our shares of Common Stock. On April 20, 2023, pursuant to the underwriting agreement, we paid Spartan underwriting discounts and commissions equal to $450,000 and a non-accountable expense allowance of $60,000. The Company also issued a warrant to Spartan to purchase up to an aggregate of 100,000 shares of Common Stock. As of October 31, 2023, this warrant had not been exercised for any of the shares of Common Stock available for exercise thereunder. Spartan also entered into the Placement Agent Agreement with the Company, pursuant to which the Company paid a cash fee of $139,500 and a nonaccountable expense allowance of $18,600. The Company also issued the Placement Agent Warrant to Spartan.

Neither of the Selling Stockholders is currently, or has ever been, an affiliate of the Company. As a result, neither of the Selling Stockholders has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company. Moreover, assuming that all of the registered securities are sold, the Company does not expect any Selling Stockholder to own more than 5% of the issued and outstanding common stock of the Company on a fully diluted basis immediately after the registration statement is declared effective. Pursuant to the terms and conditions of the Securities Purchase Agreement, the Note, and the Common Warrant, L1 Capital may not acquire shares of Common Stock covered by the Registration Statement if it would beneficially own more than 4.99% or 9.99%, as applicable, of the Company’s outstanding Common Stock after such conversion or exercise, as applicable, thereby assuring that L1 Capital will not have the status of an affiliate by reason of the level of ownership. Additionally, as noted above, the number of shares of Common Stock being registered for resale, on behalf of Spartan, represents less than 1% of the total number of shares of Common Stock being registered for resale pursuant to the Registration Statement.

Factor 4: The Amount of Shares of Common Stock Involved

The Selling Stockholders are registering for resale all of the 13,245,309 shares of Common stock they have the right to acquire pursuant to the Note and the Warrants. Such shares represent 43.29% of the Company’s outstanding shares.1 We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding securities was registered for resale.

Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. We believe that it is also important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

As noted above, L1 Capital is precluded from being an affiliate or control person by the 4.99%, or 9.99%, as applicable, blocking provisions in the Note and the Common Warrant. Nevertheless, the foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling shareholders are acting as conduits for the issuer. In this instance, none of the circumstances of the offering indicate that the Selling Stockholders are reselling securities on behalf of the Company. The Selling Stockholders did not acquire securities of the Company under circumstances that would indicate that they would receive underwriting compensation from the Company in connection with the resale of shares of Common Stock under the Registration Statement or that the Company had any financial interest in the resale of such shares. Finally, as explained below, L1 Capital is not in the business of underwriting securities. As also stated above, the number of shares of Common Stock being registered for resale, on behalf of Spartan, represents less than 1% of the total number of shares of Common Stock being registered for resale.

In light of the foregoing, the Company believes that the number of shares of Common Stock being registered for resale pursuant to the Registration Statement should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether the Selling Stockholder is in the Business of Underwriting Securities.

To the Company’s knowledge, L1 Capital is an investor and it is not in the business of underwriting securities. As noted, above, in the Securities Purchase Agreement, the Note, and the Warrant, L1 Capital has made representations that it was purchasing the securities for its own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that such representations are false. The facts in this instance indicate that L1 Capital made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

1 Percentages are based on 30,594,720 shares of Common Stock outstanding as of October 31, 2023.

Although Spartan is in the business of underwriting securities, the terms of the Placement Agreement make it very clear that the Placement Agent Warrant was issued to Spartan solely as compensation and the Company will not receive proceeds or any other benefits from Spartan’s sale of the shares of Common Stock issuable to Spartan upon exercise of the Placement Agent Warrant, although it may receive proceeds from the exercise of the Placement Agent Warrant, unless Spartan exercises the Placement Agent Warrant pursuant to the cashless exercise provision contained therein. Additionally, as noted above, the number of shares of Common Stock being registered for resale, on behalf of Spartan, represents less than 1% of the total number of shares of Common Stock being registered for resale pursuant to the Registration Statement.

Factor 6: Whether Under All the Circumstances It Appears that the Selling Stockholders Are Acting as a Conduit for the Company.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. L1 Capital acquired the Note and the Common Warrant in connection with a bona fide private placement transaction in which it made typical investment and private placement representations to the Company and as part of a highly negotiated securities transaction. Spartan received the Placement Agent Warrant solely as a portion of the compensation paid to it in connection with the Private Placement. Since such time, the Selling Stockholders have borne the full economic risk of ownership of the Note and the Warrants. Neither of the Selling Stockholders is acting on behalf of the Company with respect to the shares of Common Stock being registered, and the Company will receive no portion of the proceeds from either Selling Stockholder’s sale of shares of Common Stock.

For the reasons described above, the Company respectfully submits to the Staff that the proposed resale of the shares of Common Stock issuable upon the conversion of the Note and exercise of the Warrants by the Selling Stockholders, as applicable, as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Scott Miller, Esq. of Ellenoff Grossman & Schole LLP by email at smiller@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael L. Peterson
Michael L. Peterson
Chief Executive Officer and Chairman

cc:	Scott Miller, Esq.
Ellenoff Grossman & Schole LLP